Exhibit 2

ASX Announcement / Media Release

30 April 2012

Aurora Makes Unconditional On-Market Cash Offer for Eureka

Highlights

•	Aurora launches unconditional A$0.45 cash per share on-market takeover offer for Eureka

•	Offer price is at a significant premium of 36.4% to Eureka’s last trading price prior to announcement

•	Offer values Eureka at approximately A$107 million

•	The Offer has no conditions and is able to be accepted by selling on ASX immediately, allowing three trading days for receipt of cash

•	Offer provides Eureka shareholders significant benefits relative to the risks and uncertainties associated with Eureka’s asset portfolio

Aurora Oil and Gas Limited (ASX:AUT, TSX:AEF) (“Aurora”) announces an unconditional on-market cash offer of A$0.45 per share (“Offer”) for all issued ordinary shares of Eureka Energy Limited (ASX: EKA) (“Eureka”) that it does not already own. The Offer is at a significant premium of 36.4% to Eureka’s last trading price prior to announcement of the Offer (A$0.33), and values Eureka at approximately A$107 million.

Aurora has instructed its broker, Euroz Securities Limited (“Euroz”), to purchase at the Offer price, every Eureka share for sale from today through to the close of trading on the Australian Securities Exchange (“ASX”) on 15 June 2012, unless extended or withdrawn.

Aurora Executive Chairman and Chief Executive Officer Jon Stewart said:

“This is an unconditional, 100% cash offer at an attractive premium, which we believe makes for a compelling offer to Eureka shareholders. Our Offer provides an opportunity for Eureka shareholders to crystallise immediate and certain value for their shares. For Aurora, the transaction builds the Company’s already strong presence in the Sugarkane field, growing its portfolio of Eagle Ford interests in line with Aurora’s stated strategy.”

Unconditional Cash Offer

The Offer is an unconditional cash offer of A$0.45 per share and may be accepted from today.

The Offer provides Eureka shareholders the opportunity to receive 100% cash within three trading days from the date they instruct their broker to sell their Eureka shares at the Offer price.

Eureka shareholders can accept by instructing their broker to sell their Eureka shares to Aurora through Aurora’s broker, Euroz. Section 2 of the Bidder’s Statement lodged with ASX today provides instructions on how Eureka shareholders can accept the Offer.

Benefits for Eureka Shareholders

1.	Significant premium to the last trading price prior to Announcement

The Offer price of A$0.45 per Eureka share represents:

•	a 36.4% premium to the closing price of A$0.33 per Eureka Share on 27 April 2012, the last trading day before the Announcement Date; and

•	a 40.0% premium to the 90 day volume weighted average price (“VWAP”) of A$0.32 per Eureka share on the last trading day before the Announcement Date. [1]

2.	The Offer is unconditional. Eureka Shares can be sold immediately with cash proceeds received three trading days after Offer accepted

There are no conditions attached to the Offer and Eureka shareholders can sell their Eureka shares at A$0.45 cash per Eureka share on market now. Accordingly Eureka shareholders can accept the Offer knowing they will be paid in cash three trading days after acceptance (T+3 basis).

3.	The cash Offer provides Eureka shareholders with certainty compared with the risks associated with Eureka’s asset portfolio

The certainty provided by receiving cash at an attractive price under the Offer should be compared with the risks and uncertainties associated with remaining a Eureka shareholder including:

•	Eureka’s uncertain earnings profile and uncertainty of Eureka’s ability to generate future earnings, positive cashflow or dividends;

•	oil and gas price risk;

•	geological, exploration and development risks of Eureka’s exploration interests, particularly Eureka’s Brioche and Pan De Azucar acreage which represents around 77% of Eureka’s total net acreage; and

•	additional funding and capital investment requirements which, if Eureka shareholders do not participate in those additional funding arrangements, may lead to the dilution of their interests.

Timetable

Event	Key dates
• Announcement of Offer	30 April 2012
• Bidder’s Statement lodged with Eureka, ASIC and ASX	30 April 2012
• Eureka shares may be sold to Aurora on market	30 April 2012 to 15 June 2012
• Opening date of Offer	15 May 2012
• Offer Close (unless extended or withdrawn)	4.00pm (AEST) 15 June 2012

[1]	90 trading day VWAP up to the trading day before the Announcement Date

These dates may vary as permitted under the Corporations Act. Any changes to the above timetable will be notified on Aurora’s website http://www.auroraoag.com.au and announced to the ASX.

Aurora has engaged Euroz as financial advisor and Gilbert & Tobin as legal advisor. Euroz is also broker to the Offer.

About Aurora

Aurora is an Australian and Toronto listed oil and gas company active exclusively in the over pressured liquids rich region of the Eagle Ford Shale in Texas, United States. The Company is engaged in the development and production of oil, condensate and natural gas in Karnes, Live Oak and Atascosa counties in South Texas. Aurora participates in approximately 77,000 highly contiguous gross acres in the heart of the trend, including over 16,350 net acres within the liquids rich zones of the Eagle Ford.

Further Information

For further information please contact:

Offer Information Line:

1800 821 492 (toll-free for calls made within Australia) or

+61 2 8256 3384 (for calls made from outside Australia)

Monday to Friday between 9.00am and 5.00pm (AEST time)

Media Contact:

Jane Grieve

FTI Consulting (Perth)

08 9386 1233

0488 400 248

jane.grieve@fticonsulting.com

Ilse Schache

FTI Consulting (Sydney)

02 8298 6100

0416 041 768

ilse.schache@fticonsulting.com